WEBCAST ALERT – FOR IMMEDIATE RELEASE

Teva to Present at the Barclays Global Annual Healthcare Conference

Jerusalem, March 13, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA)
will host a live audio webcast at the Barclays Global Healthcare Conference in Miami, Florida.

When:	Wednesday, March 15, 2017 at 9:00 AM ET
Who:	Eyal Desheh, Group EVP & CFO, Mike Derkacz, SVP, Head of Global CNS,

Teva Pharmaceutical Industries Ltd.

Where: http://ir.tevapharm.com

How: Live over the Internet – log on to the Web at the address above and register for the event (approximately 10 minutes before). An archive of the webcast will be available on Teva’s Website at http://ir.tevapharm.com.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.